NO ACT

PE
1-25-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




10010729

March 11, 2010

Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-10

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2010

Dear Mr. O'Brien:

This is in response to your letter dated January 25, 2010 concerning the shareholder proposal submitted to Omnicom by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

March 11, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Omnicom Group Inc.
Incoming letter dated January 25, 2010

The proposal requests that the board initiate the appropriate process to amend Omnicom's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Omnicom may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Omnicom may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Omnicom may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal, because the proposal requests that the board "initiate the appropriate process" to amend the company's governance documents. Accordingly, we do not believe that Omnicom may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Omnicom Group Inc.

January 25, 2010

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from the United Brotherhood of Carpenters Pension Fund**

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Omnicom Group Inc. (the "Company") has received a shareholder proposal and supporting statement, attached hereto as Exhibit A (the "Proposal"), from the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in the Company's proxy statement for its 2010 annual meeting of shareholders. To the extent that the reasons for exclusion of the Proposal from the Company's 2010 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the federal law of the United States.

The Company hereby advises the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the Proposal from its 2010 proxy materials. The Company respectfully requests confirmation from the Staff that no enforcement action will be recommended if the Company excludes the Proposal on the following grounds:

(i) pursuant to Rules 14a-8(b) and 14a-8(f), as the Proponent has failed to verify sufficient ownership of the Company's securities; and

(ii) pursuant to Rule 14a-8(i)(6), as the Company lacks the power or authority to implement the Proposal.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; (ii) the Proponent's letter submitting the Proposal; and (iii) the Company's notice of procedural defect letter, attached hereto as Exhibit B, sent to the Proponent on December 2, 2009, via both overnight courier and electronic mail to the address provided in the Proponent's letter.

437 Madison Avenue, New York, N.Y. 10022 (212) 415-3600 Fax (212) 415-3530

The Company intends to file its definitive 2010 proxy materials with the Commission no earlier than April 15, 2010. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2010 proxy materials.

I. Grounds for Exclusion

The Company intends to exclude this Proposal from its 2010 proxy materials and respectfully requests that the Staff concur that the Company may exclude the Proposal on the following grounds.

A. The Proposal may be excluded pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent failed to verify sufficient ownership of the Company's securities after receiving notification of deficiency from the Company

The Company respectfully submits that the Proposal may be properly excluded from the Company's 2010 proxy materials pursuant to (i) Rule 14a-8(b), which requires the Proponent to demonstrate continuous ownership of at least $2,000 in market value or 1% of the Company's securities for one year by the date the Proposal was submitted; and (ii) Rule 14a-8(f), which authorizes exclusion of the Proposal from the Company's proxy materials if the Company has notified the Proponent of the Proponent's failure to follow applicable eligibility or procedural requirements and the Proponent failed to correct that deficiency within 14 days from the date the Proponent received the Company's notification. In particular, the Proposal does not contain any verification of the Proponent's beneficial ownership of the Company's securities, and the Proponent's response to the Company's request for verification of the Proponent's beneficial ownership failed to establish such beneficial ownership. As a result, the Proposal is contrary to the Commission's proxy rules and may properly be excluded under Rules 14a-8(b) and 14a-8(f).

The Proponent submitted the Proposal to the Company via facsimile transmission on November 30, 2009. The Proposal failed to include evidence demonstrating that the Proponent satisfied the eligibility requirements of Rule 14a-8(b). The Company has separately confirmed that, on that date, the Proponent did not appear in the records of the Company's transfer agent as a shareholder of record. Accordingly, in a letter to the Proponent sent on December 2, 2009 via overnight courier and electronic mail, and in accordance with Staff Legal Bulletin No. 14B, dated September 15, 2004 ("SLB 14B"), the Company notified the Proponent of the eligibility requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Proponent should correct the deficiency in the Proposal within 14 days of its receipt of the Company's letter. In addition, the Company enclosed a copy of Rule 14a-8, in accordance with SLB 14B. As requested by the Proponent, the Company sent its notification letter to Edward J. Durkin, the Proponent's Director of Corporate Affairs, via overnight courier and electronic mail.

On December 8, 2009, the Company received a letter from AmalgaTrust (the "AmalgaTrust Letter"), attached hereto as Exhibit C, in response to the Company's December 2 letter. The AmalgaTrust Letter purports to verify Proponent's eligibility by stating that AmalgaTrust is the record holder for 4,761 shares of the Company's common stock held for the benefit of the Proponent. However, Wells Fargo Shareowner Services, in its capacity as the Company's transfer agent, conducted a search of the Company's stockholder records and determined that neither AmalgaTrust nor Amalgamated Bank of Chicago, the parent company of AmalgaTrust, was a registered holder of any shares of the Company's common stock on November 30, 2009, the day the Proposal was submitted. Wells Fargo Shareowner Services has provided written verification of its findings in a letter (the "Wells Fargo Letter") dated January 13, 2010, attached hereto as Exhibit D.

The AmalgaTrust Letter is insufficient to substantiate Proponent's continuous ownership of the minimum amount of securities. Pursuant to Staff Legal Bulletin No. 14, dated July 13, 2001 ("SLB 14"), a shareholder may substantiate ownership by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. SLB 14 specifies that a written statement from an investment advisor is insufficient because the "written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank" and that "unless the investment adviser is also the record holder, the statement would be insufficient under the rule." Here, as evidenced by the Wells Fargo Letter, AmalgaTrust was not a registered holder of the Company's common stock on the day the Proposal was submitted. Therefore, the AmalgaTrust Letter fails to substantiate Proponent's continuous ownership of the minimum amount of securities under Rule 14a-8(b)(2)(i). As a result, the Company may properly exclude the Proposal.

The Staff has repeatedly issued no-action relief to registrants where a proponent failed to respond to the registrant's request for documentary evidence supporting the proponent's claim that it has satisfied Rule 14a-8(b)'s beneficial ownership requirements. *See, e.g., KeyCorp* (avail. Jan. 9, 2009); *Eli Lilly and Company* (avail. Dec. 31, 2008); *General Electric Company* (avail. Dec. 31, 2008); *General Electric Company* (avail. Dec. 19, 2008); *Rentech, Inc.* (avail. Dec. 15, 2008); *AGL Resources Inc.* (avail. Jan. 11, 2008); *Ford Motor Co.* (avail. Jan. 8, 2008); and *Occidental Petroleum Corp.* (avail. Nov. 21, 2007).

Based on the foregoing, the Company respectfully requests that the Staff concur with the Company's view that it may exclude the Proposal from its 2010 proxy materials under Rule 14a-8(f)(1) because the Proponent has not satisfactorily substantiated its eligibility to submit the Proposal under Rule 14a-8(b).

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal

In addition, the Company respectfully submits that it may properly exclude the Proposal pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal. The Proposal calls for the Board of Directors to initiate the process to amend the "Company's governance documents (certificate of incorporation or bylaws)." To effectuate the Proposal, the Board of Directors would be required to amend Article I, Section 8 of the Bylaws. However, pursuant to Article Tenth of the Company's Certificate of Incorporation, only the shareholders of the Company may amend the Bylaws by the affirmative vote of two-thirds of the outstanding shares of stock of the Company. Therefore, even if the Proposal was adopted, the

Board of Directors would lack the power and authority to implement the Proposal. The Company therefore submits that it may properly exclude the Proposal under Rule 14a-8(i)(6).

The Staff has previously taken no-action positions concerning a company's exclusion of shareholder proposals pursuant to Rule 14a-8(i)(6). In *Burlington Resources Inc.* (avail. Feb. 7, 2003), the Staff granted no-action relief for exclusion of a proposal that would require the board of directors to unilaterally amend its certificate of incorporation that, by its own terms, could be amended only by an affirmative vote of the majority of the company's outstanding voting stock. On other occasions, the Staff has repeatedly concurred in the exclusion of shareholder proposals when companies lacked the power or authority to implement the proposal. *See, e.g., Xerox Corporation* (avail. Feb. 23, 2004) (board of directors lacked power or authority to unilaterally implement proposal); *Alcide Corporation* (avail. Aug. 11, 2003) (board of directors lacked power to implement proposal that the directors meet certain criteria before being elected); *I-many, Inc.* (avail. April 4, 2003) (board of directors lacked power to enforce the election by shareholders of any particular persons as directors); *Staten Island Bancorp, Inc.* (avail. Mar. 21, 2000) (proposal regarding sale or merger excluded because beyond the power of the board of directors to implement).

Based on the foregoing, the Company intends to exclude the Proposal from its 2010 proxy materials and requests that the Staff concur with the Company's view that Rule 14a-8(i)(6) permits the Company to do so because the Company lacks the power or authority to implement the Proposal.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Edward J. Durkin, United Brotherhood of Carpenters
Joel H. Trotter, Latham & Watkins LLP

Exhibit A

Proposal of the United Brotherhood of Carpenters Pension Fund



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 212-415-3574]

November 30, 2009

Michael J. O'Brien
Corporate Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Dear Mr. O'Brien:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Omnicom Group Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations. 5,074

The Fund is the beneficial owner of 4,761 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Omnicom Group Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: In order to provide shareholders a meaningful role in director elections, the Company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. The Company presently uses a plurality vote standard in all director elections. Under the plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

In response to strong shareholder support for a majority vote standard, a strong majority of the nation's leading companies, including Intel, General Electric, Motorola, Hewlett Packard, Morgan Stanley, Home Depot, Gannett, Marathon Oil, and Pfizer, have adopted a majority vote standard in company bylaws or certificates of incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, Omnicom Group and its Board had not taken either action.

We believe that a post election director resignation policy without a majority vote standard in company governance documents is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then take action to develop a post election procedure to address the status of directors that fail to win election. A majority vote standard combined with a post election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post election role in determining the continued status of an unelected director. We urge the Board to initiate the process to amend the certificate of incorporation to establish a majority vote standard in the Company's governance documents.

Exhibit B

Notice of Procedural Defect sent by the Company to the Proponent

Brian D. Miller
Direct Dial: (202) 637-2332
Brian.Miller@lw.com

LATHAM&WATKINS LLP

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

December 2, 2009

BY FEDEX AND ELECTRONIC MAIL

Mr. Edward J. Durkin,
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, DC 20001

Re: Shareholder Proposal

Dear Mr. Durkin,

On November 30, 2009, Omnicom Group Inc. ("Omnicom") received a letter from Mr. Douglas J. McCarron, submitting a shareholder proposal (the "Proposal") for consideration at the Omnicom 2010 Annual Meeting of Shareholders on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund"). As requested by Mr. McCarron, I am directing this response to your attention on behalf of Omnicom.

The letter indicates that the Fund intended for the Proposal to meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), including the continuous ownership of the required share value from at least one year prior to the date on which the Fund submitted the Proposal until after the date of the applicable shareholder meeting. However, the Fund does not appear in the Company's records as a shareholder. And, while the letter indicated that the record holder of the shares would provide the appropriate verification of the Fund's beneficial ownership by separate letter, no such letter has been received. As such, the Proposal does not meet the requirements of Rule 14a-8(b).

Under Rule 14a-8(b), at the time the Fund submits its proposal it must prove its eligibility to Omnicom by submitting either:

- a written statement from the "record" holder of the Fund's securities (usually a broker or bank) verifying that, at the time the Fund submitted the Proposal, the Fund continuously held at least $2,000 in market value or 1% of Omnicom's securities entitled to be voted on the proposal at the meeting for at least one year by the date the Fund submitted the Proposal; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, the Fund must also submit a written statement that it intends to continue to hold the securities through the date of Omnicom's Annual Meeting of Shareholders.

In order for the Proposal to be properly submitted, you must provide Omnicom with the proper written evidence that the Fund meets the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), you must postmark or transmit your response to this notice of procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals.

Sincerely,



Brian D. Miller
of Latham & Watkins LLP

cc. Douglas J. McCarron, the United Brotherhood of Carpenters
Michael J. O'Brien, Omnicom Group Inc.

Enclosure

Exhibit C

Letter from AmalgaTrust Purporting to Verify Proponent's Ownership of Company Shares

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775



[SENT VIA FACSIMILE 212-415-3574]

December 8, 2009

Michael J. O'Brien
Corporate Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Re: Shareholder Proposal Record Letter

Dear Mr. O'Brien:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 4,761 shares of Omnicom Group Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

Exhibit D

Letter from Wells Fargo Shareowner Services

WELLS FARGO

Wells Fargo Shareowner Services
161 N. Concord Exchange
South St. Paul, MN 55075
Phone: 412/474-3493
Fax: 651/450-4078

January 13, 2010

Michael J. O'Brien
Sr. Vice President
General Counsel and Secretary
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

Dear Michael:

Wells Fargo Bank, N.A., in its capacity as Omnicom Group Inc.'s transfer agent, has conducted a search of Omnicom's records and determined that, as of November 30, 2009, neither United Brotherhood of Carpenters Pension Fund, AmalgaTrust nor Amalgamated Bank of Chicago appeared in Omnicom's records as a registered holder of any shares of Omnicom common stock.

Please do not hesitate to contact me with any questions. My direct number is 412-474-3493.

Sincerely,



Tracie L. Balach
Assistant Vice President